E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

September 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Registration Statement on Form S-1

Filed August 12, 2024

File No. 333-281474

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 29, 2024, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	We note your response to comment two states that your transit time is typically within a 24 hour period. Please note that ASC 606 does not provide a practical expedient for contracts with a short duration and therefore, requires an assessment of the criteria of ASC 606-10-25-27 to determine whether the performance obligation is satisfied over time, regardless of transit duration period. Tell us supplementally the revenue amounts recognized in the financial reporting periods presented, for transit periods within 24 hours and in excess of 24 hours. For transit periods in excess of 24 hours, identify the length of transit time. To the extent you believe that the impacts of your current recognition of revenue at a point in time is not materially different than recognition over time, please provide an analysis that supports this view. Refer to SAB Topic 1:M.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we believe our revenue should be recognized at a point in time. We do not believe any of the three criteria under ASC 606-10-25-27 is met for our revenue to recognize over time. More specifically, we do not believe that our customers simultaneously receive and consume the benefits provided by our performance. Additionally, ASC 606-10-55-6 states that when an entity may not be able to readily identify whether a customer simultaneously receives and consumes the benefits, a performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. It also states to presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 September 23, 2024

Our conclusion that our customers do not simultaneously receive and consume the benefits is based upon the following.  Our end customers are brokers and recycling producers who trade recycled commodities. Both, broker and trade the commodities in the export loads we deliver locally within a 100 mile radius or closer to the port of call. We are loaded at a specific production site, and then have the specific delivery task to deliver the load to an exact port and terminal. Additionally, each load has a deadline date known as a “dock cut”. The dock cut is the deadline the ship is receiving containers and will be set for sea to its next port. The loads are extremely time sensitive and high throughput due to the volatility of the price of the commodity in transport. If a container misses the dock cut, the value can be immediately reduced based on the market rate and margins are quite low on these commodities, so our customers require a high volume to produce sustainable profits.

While in transit, our customer is not receiving any benefit, because if that load is not delivered to the port, the customer cannot be paid by the buyer without producing port delivery documents and scale tickets for their buying party. Therefore, all of the risk lies with us. Our obligation is the delivery, not the transit. The specific delivery task is documented by a “booking number” and “container number” from the container to be loaded. The booking number and container number from the empty container we pick up from the port are specific to our company, and our truckers. In the case of reperformance, another entity would have to completely reperform any work done to complete the original performance obligation. Additionally, the booking number and container cannot simply be reused due to homeland security and customs restrictions. Most of our orders have an intraday to 2-3 day cycle time to deliver a large quantity of containers, so a reorder to another trucking company is not possible while deliveries are in transit. Should we face a situation where a truck or trailer is incapacitated, we would dispatch another truck from our company to attach and continue the delivery obligation and or, deploy an onsite repair depending on the time sensitivity of the dock cut. The port and terminal where we deliver the loads would only recognize and allow the entry of our company with our specific booking number and the container that was pulled to be loaded, and therefore another entity could not simply finish the performance obligation. Additionally, because of the nature of our loads, it would be considered highly unlikely that another company could pick up the load from our trucks during transit as they would be stopped at the port and not allowed to complete the delivery to the ship. This adds to the conclusion that our customers do not simultaneously receive and consume the benefits of our services over time.

2.	We note that you are adopting a policy that provides customers a right of refund within two years beginning when transportation services are provided or monies are received by you. In consideration of this supplementary information, please tell us how you considered the guidance for sales with rights of return at ASC 606-10-55-22 to 55-29 in applying the core principles of revenue recognition outlined in ASC 606-10-05-4. Specifically tell us how you determined the amount of the transaction price allocated to the performance obligation and the amount of consideration to which you are entitled in exchange for providing transit services and how you also considered guidance on constraining estimates of variable consideration and accounting for a significant financing component over the two-year refund period. We refer you to ASC 606-10-32-2 to 32-27.

Response: In response to the Staff’s comment, we adjusted our disclosures to reflect the following. The current amount of deferred revenue results from advances received during 2022 from specific customers. These customers paid the Company, but due to less sophisticated processes at the time, the Company could not produce any documentation showing that the performance obligations with those customers were complete. The Company is adopting a right of return, only on these advances from prior years. Since 2023, the Company has not experienced any other instances where monies were received, without proper documentation. Upon reaching the two-year mark, on each advance, the Company will recognize other income for the release of such liability. We do not believe such transactions fall under the scope of ASC 606, primarily due to the fact that there is no conclusion that both parties are committed to perform their respective obligations, and as a result there is no contract under ASC 606.

3.	Expand your policy disclosure to include the information about performance obligations with respect to the policy for a customer’s two-year refund rights, as applicable. See ASC 606-10-50-12 to 50-15.

Response: In response to the Staff’s comment, we have adjusted our disclosures in the notes to our financial statements.

PG. 3 September 23, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc: Hok C Chan, Toppoint Holdings Inc.